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                                                               EXHIBIT 9.(a)(9)












FOR IMMEDIATE RELEASE:     November 12, 1997

CONTACT:  Robert G. Seega, 508-389-2178 (days)
                           508-389-4966 (evenings)
                           seega@neesnet.com (electronic mail)


New England Electric System (NYSE:NES)
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Announces Tender Offer for Preferred
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Stock of Subsidiaries; Seeks Amendment of Provisions
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     Westborough, MA . . . .New England Electric System (NEES) has commenced offers to purchase for cash any and all outstanding shares of preferred stock of New England Power Company (NEP), Massachusetts Electric Company (Mass Electric), and The Narragansett Electric Company (Narragansett). The amounts outstanding for each company are $39.7 million, $50 million, and $36.5 million respectively, for a total of $126.2 million. The series of preferred stock that NEES is offering to purchase and the applicable purchase prices are as follows:





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New England Power Company                      Purchase Price
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$100 par value

     Dividend Series Preferred Stock
          4.56% Series                             $ 90.30
          4.60% Series                             $ 91.09
          4.64% Series                             $ 91.88
          6.08% Series                             $103.34
     Cumulative Preferred Stock
          6%                                       $116.50

Massachusetts Electric Company                 Purchase Price*
------------------------------                 ---------------
$100 par value

     Dividend Series Preferred Stock
          4.44% Series                             $ 87.92
          4.76% Series                             $ 94.26
          6.99% Series                             $120.73

$25 par value

     Preferred Stock - Cumulative

          6.84% Series                             $ 27.00

The Narragansett Electric Company              Purchase Price*
---------------------------------              ---------------
$50 par value

     Cumulative Preferred Stock
          4.50% Series                             $ 42.86
          4.64% Series                             $ 45.94
          6.95% Series                             $ 60.25

     *Plus accrued dividends.

     The tender offers commenced on Friday, November 7, 1997, and are scheduled to expire at 5:00 P.M., New York City time on Friday, December 12, 1997, unless extended.

     Concurrently with the offers, the boards of directors of NEP, Mass Electric and Narragansett are soliciting proxies for use at special meetings of preferred shareholders of NEP, Mass Electric and Narragansett to be held on Friday, December 12, 1997 (the Special Meetings).



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     The Special Meetings are being held to consider amendments (the Proposed
Amendments), to NEP's and Mass Electric's By-Laws and Articles of Incorporation, and Narragansett's Preferred Stock Provisions (together, the Provisions), which would remove from the Provisions a limitation on NEP's, Mass Electric's, and Narragansett's ability to issue unsecured debt without the prior approval of the preferred shareholders. The Proposed Amendments will increase the financial flexibility of and better prepare NEP, Mass Electric and Narragansett to face the challenges of a competitive electric industry.

     Preferred shareholders are required to vote in favor of the Proposed Amendments in order to tender their shares. Each of NEES' tender offers is conditioned upon, among other things, the Proposed Amendments being approved and adopted at the Special Meetings. Preferred shareholders have the right to vote on the Proposed Amendments regardless of whether they tender their shares.

     If the Proposed Amendments are approved and adopted, NEP, Mass Electric and Narragansett will make a special cash payment in the amount of $1.00 per share for $100 par value shares except for NEP 6% Cumulative Preferred Stock, 50 cents per share for $50 par value shares, and 25 cents per share for $25 par value shares to each preferred shareholder who voted in favor of the Proposed Amendments, providing that such shares are not tendered to NEES' offers. Those preferred shareholders who validly tender their shares will be entitled only to the purchase price per share listed above.

     The Dealer Manager for the tender offers is Merrill Lynch & Co. (888-654-8637), and the Information Agent is Georgeson & Company Inc. (800-223-2064).


New England Electric System, a public utility holding company headquartered in Westborough, Massachusetts, serves more than 1.3 million homes and businesses in three states. Retail subsidiaries include: Massachusetts Electric Company, serving 959,000 customers in 146 communities; The Narragansett Electric Company, serving 330,000 customers in 27 Rhode Island communities; Granite State Electric Company, serving 36,000 customers in 21 New Hampshire communities; and Nantucket Electric Company, serving 8,000 customers on Nantucket Island (Massachusetts). New England Power Company, NEES's wholesale generation and transmission subsidiary, owns and operates 20 generating stations.



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